Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200221

NEXPOINT MULTIFAMILY REALTY TRUST, INC.

SUPPLEMENT NO. 3 DATED JANUARY 21, 2016

TO THE PROSPECTUS DATED AUGUST 12, 2015

This document supplements, and should be read in conjunction with, the prospectus of NexPoint Multifamily Realty Trust, Inc. (the “Company”), dated August 12, 2015 (the “Prospectus”), Supplement No. 1 to the Prospectus, dated October 7, 2015, and Supplement No. 2 to the Prospectus, dated November 20, 2015. Unless otherwise defined in this Supplement No. 3, capitalized terms used in this Supplement No. 3 shall have the same meanings as set forth in the Prospectus.

The purpose of this Supplement No. 3 is to describe the following:

(1) changes to the minimum offering requirement.

Changes to the Minimum Offering Requirement

On January 20, 2016, the Company executed an amendment to the escrow agreement with UMB Bank, N.A., to lower from $10,000,000 to $2,000,000 the amount of gross proceeds raised in the offering necessary to break escrow and commence operations. Purchases by the Company’s directors, officers and any affiliates of the Company or its advisor will count toward meeting this minimum threshold.

The following information replaces in its entirety the second line of the sub-heading below the Company’s name on the cover page of the Prospectus.

Minimum Offering of $2,000,000 in Shares of Class A and Class T Common Stock

The following information replaces in its entirety the second line of the sub-heading below the Company’s name on the back cover of the Prospectus.

$2,000,000 in Shares of Common Stock – Minimum Offering

The following information replaces in its entirety the fourth line item in the table at the bottom of the cover page of the Prospectus entitled “Minimum Offering.”

Minimum Offering	$2,000,000	$140,000	$60,000	$1,800,000

The following information replaces in its entirety the last bullet point on page ii of the Prospectus in the section titled “Suitability Standards – General Standards for all Investors.”

•	Pennsylvania – In addition to the general suitability standards listed above, investors may not invest more than 10% of their net worth (exclusive of home, home furnishings and automobiles) in us. Because the minimum offering amount is less than $100,000,000 you are cautioned to carefully evaluate the program’s ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of program subscriptions. We will not issue any shares to Pennsylvania investors unless we raise a minimum of $50,000,000 in gross offering proceeds (including sales made to residents of other jurisdictions). Pending satisfaction of this condition, all Pennsylvania subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for Pennsylvania subscribers’ benefit, pending release to us.

In connection with the changes to the minimum offering requirement, the following language is hereby deleted in its entirety from the section of the Prospectus titled “Prospectus Summary – Do you currently have shares outstanding?” on page 10 of the Prospectus and the section of the Prospectus titled “Conflicts of Interest – Formation Transactions” beginning on page 88 of the Prospectus.

“Upon effectiveness of this registration statement, we intend to sell to our advisor and its affiliates approximately 1,111,111 additional shares of our Class A common stock at $9.00 per share, reflecting the fact that selling commissions and dealer manager fees will not be paid in connection with the sale, in exchange for gross proceeds of approximately $10,000,000.”

The following information replaces in its entirety the first two rows of the management compensation table beginning on page 11 of the Prospectus in the section titled “Prospectus Summary – What are the fees that you will pay to the advisor, its affiliates and other entities in connection with this offering?” and the first two rows of the management compensation table beginning on page 76 of the Prospectus in the section titled “Management Compensation.”

Type of Compensation	Determination of Amount	Estimated Amount for Minimum Offering / Maximum Offering
Offering Stage Fees to the Dealer Manager
Selling commissions

We will pay our dealer manager selling commissions of up to 7.0% of gross offering proceeds from the sale of Class A shares and up to 3.0% of gross offering proceeds from the sale of Class T shares. The dealer manager is expected to reallow all selling commissions to participating broker-dealers.

We will not pay selling commissions with respect to shares of any class sold pursuant to our DRIP.

The selling commissions may be reduced or waived in connection with certain categories of sales. See “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” and “Plan of Distribution – Volume Discounts.”

$140,000/$70,000,000(1)

Dealer manager fee	We will pay our dealer manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A shares and Class T shares. The dealer manager may reallow all or a portion of its dealer manager fees to participating broker-dealers and servicing broker-dealers. We will not pay dealer manager fees in connection with purchases of shares made pursuant to our DRIP. The dealer manager fee may be reduced or waived in connection with certain categories of sales. See “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” and “Plan of Distribution – Volume Discounts.”	$60,000/$30,000,000(1)

The following information replaces in its entirety the first row of the management compensation table on page 13 of the Prospectus in the section titled “Prospectus Summary – What are the fees that you will pay to the advisor, its affiliates and other entities in connection with this offering?” and the second row of the management compensation table on page 77 of the Prospectus in the section titled “Management Compensation.”

Other organization and offering expenses	We will reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf (excluding selling commissions, dealer manager fees and the distribution fee), up to 1.5% of the gross offering proceeds.	$30,000/$16,500,000 if we sell the maximum number of shares in the primary offering and in our DRIP.

The following information replaces in its entirety the section of the Prospectus titled “Prospectus Summary – What will occur if a minimum of $10,000,000 is not raised in this offering?” on page 20 of the Prospectus.

What will occur if a minimum of $2,000,000 is not raised in this offering?

We will not sell any shares unless we raise gross proceeds of $2,000,000 by August 12, 2016, which is one year from the date the registration statement of which this prospectus forms a part is declared effective by the SEC. Purchases by our directors, officers and any affiliates of us or our advisor will count toward meeting this minimum threshold. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not raise gross proceeds of $2,000,000 by August 12, 2016, we will promptly return all funds in the escrow account (including interest) to subscribers, and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. See “Plan of Distribution.”

The following information replaces in its entirety the first sentence in the section of the Prospectus titled “Prospectus Summary – Purchases of common stock by our directors, our officers, officers and employees of our dealer manager, other affiliates and individuals designated by management in this offering should not influence investment decisions of independent, unaffiliated investors.” on page 28 of the Prospectus.

Our directors, officers and employees of our dealer manager and other affiliates and individuals designated by management may purchase shares of our common stock, and any such purchases will be included for purposes of determining whether the minimum of $2,000,000 of shares of common stock required to release funds from the escrow account has been sold.

The following information replaces in its entirety the second sentence in the section of the Prospectus titled “Estimated Use of Proceeds” on page 62 of the Prospectus.

Information is provided assuming that we sell (1) the minimum primary offering amount of $2,000,000 in shares of common stock, (2) the maximum primary offering amount of $1,000,000,000 in shares of common stock, and (3) the maximum primary offering amount of $1,000,000,000 in shares of common stock and $100,000,000 in shares of common stock pursuant to our DRIP.

The following information replaces in its entirety the first three columns of the table on page 63 of the Prospectus in the section titled “Estimated Use of Proceeds.”

	Minimum Primary Offering
	Amount	% of Proceeds
Gross Offering Proceeds	$2,000	100.0%
Less Offering Expenses:
Selling Commissions(1)	140	7.0%
Dealer Manager Fee(1)	60	3.0%
Organization and Offering Expense Reimbursement(2)	30	1.5%

Net Proceeds Available for Investment (3)(4)	$1,770	88.5%

Acquisition:
Acquisition fees(5)	17.4	0.9%
Acquisition expenses(6)	13	0.7%
Working capital reserve(7)	1.7	0.1%

To be invested in properties(8)	$1,737.9	86.9%

The following information replaces in its entirety the table on page 84 of the Prospectus in the section titled “Stock Ownership.”

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Class (assuming minimum offering requirement is met)	Percentage of Class (assuming sale of maximum number of shares)
Greater than 5% Stockholders
NexPoint Real Estate Advisors II, L.P.	22,223	11.11%	*

Directors
Brian Mitts	—
D. Kirk McAllaster, Jr.	3,000	1.50%	*
John M. Pons	3,000	1.50%	*

Executive Officers
James Dondero(2)	22,223	11.11%	*
Matthew McGraner	—
Matthew Goetz	—
Scott Ellington	—
All directors and executive officers as a group (7 persons)	28,223	14.11%	*

*	Less than 1%
(1)	The address for each beneficial owner is c/o NexPoint Multifamily Realty Trust, Inc., 300 Crescent Court, Suite 700, Dallas, Texas, 75201.
(2)	As of the date of this prospectus, NexPoint Real Estate Advisors II, L.P. owned 22,223 shares of our Class A common stock. Mr. Dondero controls NexPoint Advisors GP, LLC, the general partner of NexPoint Advisors, L.P., which wholly owns our advisor. Through his control of NexPoint Advisors GP, LLC and NexPoint Advisors, L.P., Mr. Dondero may be viewed as having voting and dispositive power over the shares of our common stock directly owned by our advisor.

The following information replaces in its entirety the third sentence on page 106 of the Prospectus in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – General.”

After the minimum offering amount of $2,000,000 is raised, offering proceeds will be released to us and applied to investments in properties and other assets and the payment of other organization and offering expenses.

The following information replaces in its entirety the second paragraph on page 169 of the Prospectus in the section titled “Plan of Distribution – General.”

We will not sell any shares unless we raise gross proceeds of $2,000,000 by August 12, 2016, which is one year from the date the registration statement of which this prospectus forms a part is declared effective by the SEC. Purchases by our directors, officers and any affiliates of us or our advisor will count toward meeting this minimum threshold. Pending our satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not raise gross proceeds of $2,000,000 by August 12, 2016, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. Upon satisfying the minimum offering requirement, other than funds from subscriptions from Pennsylvania and Washington residents, funds will be released from escrow to us within approximately 30 days and investors with subscription funds held in escrow will be admitted as stockholders as soon as practicable, but in no event later than 15 days after such release. The dealer manager will notify the network of participating broker-dealers once the minimum offering requirement has been attained. The participating broker-dealers will, in turn, notify the registered representatives who obtain subscription documents from investors.

The following information replaces in its entirety the first two paragraphs in the section of the Prospectus titled “Plan of Distribution – Subscription Procedures” beginning on page 173 of the Prospectus.

Subscription Procedures

We will not sell any shares unless we raise a minimum of $2,000,000 under this prospectus. Until we have raised this amount, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for subscribers’ benefit, pending release to us. Once we have raised the applicable minimum offering amount, except with respect to proceeds from Pennsylvania subscribers, whose investments will be held in escrow until we raise $50,000,000, and Washington subscribers, whose investments will be held in escrow until we raise $20,000,000, we will instruct the escrow agent to disburse the funds in the account to us. If we do not raise at least $2,000,000 by August 12, 2016, we will promptly return all funds in the escrow account (including any interest earned thereon), and we will stop selling shares. We will not deduct any fees if we return funds from the escrow account.

To purchase shares in this offering, you must complete the Subscription Agreement, a form of which is contained in this prospectus as Appendix B, for a specific number of shares and pay for the shares at the time of your subscription. Until we have raised the minimum offering amount, you should pay for your shares by check payable to “UMB Bank, N.A., as escrow agent for NexPoint Multifamily Realty Trust, Inc.” Also, until we have raised the minimum offering amount, completed subscription agreements and payments should be sent by your broker-dealer or registered advisor, as applicable, to the address set forth in the subscription agreement. Once we have raised $2,000,000, you should pay for your shares by check payable to “UMB Bank, N.A., as agent for NexPoint Multifamily Realty Trust, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. After we have raised the minimum offering amount, subscription payments will be deposited into a special account in our name under the joint authorization of the dealer manager and us until such time as we have accepted or rejected the subscriptions. We will accept or reject subscriptions within 30 days of our receipt of such subscriptions and, if rejected, we will return all funds to the rejected subscribers within 10 business days. If accepted, the funds will be transferred into our general account. You will receive a confirmation of your purchase. We generally admit stockholders on a daily basis.

The following information replaces in its entirety the section of the Prospectus titled “Plan of Distribution – Special Notice to Pennsylvania Investors:” on page 175 of the Prospectus.

Subscription proceeds received from residents of Pennsylvania will be separately accounted for in an interest-bearing escrow account with the escrow agent until subscriptions for shares aggregating at least $50,000,000 have been received and accepted by us. If we have not raised a minimum of $50,000,000 in gross offering proceeds (including sales made to residents of other jurisdictions) by the end of each 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of this offering), we will notify Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investments returned to them. If a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, we must return those funds to the investor, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day period, within ten calendar days after receipt of the investor’s request. No interest is payable to an investor who requests a return of his funds at the end of the initial escrow period. Any Pennsylvania investor who requests a return of his funds at the end of any subsequent escrow period will be entitled to receive interest for the time his funds remain in escrow commencing with the first day after the initial escrow period.

Because the minimum offering amount is less than $100,000,000 you are cautioned to carefully evaluate the program’s ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of program subscriptions.

The following information replaces in its entirety the first sentence of the fourth paragraph of page 1 of the instructions page to Appendix B of the Prospectus (the Subscription Agreement) and the first sentence of the fourth paragraph on page 10 of Appendix B of the Prospectus (the Subscription Agreement).

Once we have raised $2,000,000 in this offering (the “Minimum Offering”), you should make your check payable to “UMB Bank, N.A., as agent for NexPoint Multifamily Realty Trust, Inc.” except that Pennsylvania and Washington investors should follow the instructions in the Prospectus under the sections titled “Plan of Distribution – Subscription Procedures,” “Plan of Distribution – Special Notice to Pennsylvania Investors” and “Plan of Distribution – Special Notice to Washington Investors.”